Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

May 23, 2014

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on May 23, 2014 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On May 23, 2014, Theratechnologies Inc. (the “Corporation”) announced that following further communications between the United States Food and Drug Administration (the “FDA”) and the Corporation, the Corporation was revisiting the information provided in its May 20, 2014 press release regarding the release of the 2mg/vial presentation of EGRIFTA® (tesamorelin for injection) which was initially planned for the early part of June. Accordingly, based on such communications, the Corporation announced that it was no longer able to determine a timeline or whether such presentation would be released for use.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On May 23, 2014, the Corporation announced that following further communications between the FDA and the Corporation, the Corporation was revisiting the information provided in its May 20, 2014 press release regarding the release of the 2mg/vial presentation of EGRIFTA® (tesamorelin for injection) which was initially planned for the early part of June. Accordingly, based on such communications, the Corporation announced that it was no longer able to determine a timeline or whether such presentation would be released for use.

The Corporation intends to continue discussions with the FDA to understand the conditions, if any, under which such presentation of EGRIFTA® could be released. The Corporation intends to update the market with additional information to the extent it can release the 2mg/vial presentation of EGRIFTA®.

The Corporation reiterates that the pre-production phase of the 1 mg/vial presentation of EGRIFTA® is almost completed and that its manufacture is expected to begin shortly. This presentation should be available to market between mid-August and mid-September after standard testing, analysis, packaging and shipping cycles are completed.

The Corporation intends to continue to work in the best interests of patients regarding the availability of EGRIFTA® (tesamorelin for injection) in as short a delay as possible.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

May 27, 2014.

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